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MAR 29 2024

Washington, DC

24001025

ANNUAL REPORTS
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-066274

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: England Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1000 Louisiana Street, Suite 6550
(No. and Street)

Houston	TX	77002
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Craig W England	(713) 357-9441	cwengland@englandco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RW Group LLC
(Name – if individual, state last, first, and middle name)

400 Old Forge Lane, Suite 401	Kennett Square	PA	19348
(Address)	(City)	(State)	(Zip Code)

02/23/2010	5020
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Craig W England, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of England Securites, LLC, as of March 26th, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Electronically signed and notarized online using the Proof platform.

Signature: CW England

Title: President

Lesly Denise Rascoe

Notary Public Travis County Texas

NOTARY PUBLIC STATE OF TEXAS

Lesly Denise Rascoe

ID NUMBER 133981440

COMMISSION EXPIRES September 22, 2026

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

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ENGLAND SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023
WITH
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

England Securities, LLC
Financial Statements and
Report of Independent Registered Public Accounting Firm
December 31, 2023

Contents

RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of England Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of England Securities, LLC as of December 31, 2023, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of England Securities, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of England Securities, LLC's management. Our responsibility is to express an opinion on England Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to England Securities, LLC in accordance with the U.S. federal securities law and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

RW Group, LLC

We have served as England Securities, LLC's auditor since 2015.
Kennett Square, Pennsylvania
March 26, 2024

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

England Securities, LLC
Statement of Financial Condition
December 31, 2023

Assets	
Cash and Cash Equivalents	$ 3,005,651
Accounts Receivable, net of allowance for credit losses	67,647
Accrued & Other Receivables	68,519
Intercompany Receivable	384,042
Total Receivables	520,208
Investments	238,858
Deposits	14,640
Prepaid Expenses	43,257
Furniture, Equipment and Leasehold Improvements, Net	62,918
Deferred Tax Asset	16,150
Non-Marketable Securities	273,802
Other Assets	44,167
Right-Of-Use Assets, Net	95,800
Total Assets	$ 4,315,451
Liabilities and Member's Equity	
Accrued Compensation and Benefits	$ 2,374,126
Accounts Payable and Accrued Expenses	34,012
Accrued Taxes	22,265
Deferred Revenue	145,000
Lease Liability	111,363
Total Liabilities	2,686,766
Member's Equity	1,628,685
Total Liabilities and Member's Equity	$ 4,315,451

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization
England Securities, LLC (the "Company") was organized for the purpose of engaging in investment banking and related activities. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of England & Company, LLC ("E&C").

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Property and Equipment - Property and equipment are stated at cost net of $151,721 accumulated depreciation. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the related assets that range from 3 to 10 years. Depreciation and Amortization for the year ended December 31, 2023 was $27,149.

Use of Estimates - The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Revenue Recognition - The Company's Investment Banking Revenues are earned from advisory engagements related to merger & acquisition advisory, private debt and equity placements, and other strategic initiatives of our clients. The Company's engagement letters with its clients are generally cancelable with 30 days or less notice and are expected to last no longer than 12 months. Our compensation in such agreements typically includes periodic retainer fees (paid either upfront or monthly over the life of an engagement), as well as a success fee upon completion of the underlying transaction.

The Company recognizes revenues from providing advisory services as our obligations are fulfilled and collection is reasonably assured. A portion of our advisory revenues are recognized over time; however, the majority of our advisory revenues are recognized at a point in time. Certain advisory fees relate to specific activities (i.e., review of financial models and preparation of marketing materials), while other advisory services are provided on an ongoing basis which, for example, may include evaluating and selecting one of multiple strategies. During such engagements, we recognize revenue relating to specific activities as the activities are completed. For ongoing advice, our clients are continuously benefitting from our counsel and our recognition of retainer fees matches the transfer of such benefits. However, the recognition of transaction fees is constrained until substantially all services have been provided, specified conditions have been met, and it is probable that a revenue reversal will not occur in a future period.

Upfront fees and retainers specified in our engagement letters are recognized as services are performed. The Company records deferred revenues when it receives fees from clients that have not yet been earned. As of December 31, 2022, the Company had deferred recognition of $87,500 of such revenue, all of which was recognized over the twelve months ending December 31, 2023.

Income Taxes - Income taxes are accounted under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Cash and Cash Equivalents - The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents. The Company's cash equivalents are invested in U.S. Treasury instruments. As of December 31, 2023, the Company had cash equivalents of $2,224,572.

Accounts Receivable - The accompanying statement of financial condition presents trade accounts receivable balances net of allowance for credit losses based on the Company's assessment of the collectability of customer accounts. The Company maintains an allowance for credit losses that, in management's opinion, provides for an adequate reserve to cover its current expectation of future losses as of the reporting date. Management closely monitors outstanding accounts receivable and charges to expense any balances that are determined to be uncollectible. The allowance for credit losses accounts was $0 as of December 31, 2022 and $25,000 as of December 31, 2023. As of December 31, 2022 and December 31, 2023, respectively, the Company had gross trade accounts receivable of $208,281 and $92,647.

Non-Marketable Securities - Non-marketable securities consist of equity investments in privately held companies and public securities which are restricted. The privately held company securities do not have readily determinable fair values. Under the measurement alternative election, the Company accounts for these privately held company securities at cost and adjusts for observable price changes in orderly transactions for the identical or similar investments of the same issuer or upon impairment. The measurement alternative election is reassessed each reporting period to determine whether the non-marketable securities continue to be eligible for this election. The Company periodically evaluates its non-marketable securities for impairment when events and circumstances indicate that the carrying amount of the investment may not be recovered. Impairment indicators may include, but are not limited to, a significant deterioration in earnings performance, credit rating, asset quality or business outlook or a significant adverse change in the regulatory, economic, or technological environment. As of December 31, 2023, the Company had non-marketable securities of $273,802.

Note 3 – Leases

The Company has one office lease which has lease terms expiring in November 2024, and one office lease that is on a month-to-month basis. In accordance with ASU 2016-02, a right-of-use asset and lease liability was recorded at the time the ASU was adopted based on the present value of the future lease payments using a discount rate of 3.25%, the Company's estimated incremental borrowing rate. The weighted average remaining lease term is 0.9 years (11 months).

Future minimum lease payments under the office leases are as follows:

FY 2024	$ 113,191
FY 2025	-
FY 2026	-
	113,191
Less: discount to present value	(17,391)
Total	$ 95,800

Note 4 – Income Taxes

The provision (benefit) for income taxes for the year ending December 31, 2023 consists of the following:

	Current Taxes (Benefit)	Deferred Tax (Benefit)	Total Provision (Benefit)
Federal	$ 96,550	$ (10,562)	$ 85,988
State	51,085	(5,588)	45,497
Total	$ 147,635	$ (16,150)	$ 131,485

All tax years since January 1, 2021 are open to tax examination by authorities.

Note 5 – Retirement Plan

The Company sponsors a safe harbor 401(k) plan for the benefit of its employees. The plan covers substantially all employees and it provides the employees with the opportunity to make contributions to the plan on a tax deferred basis. The Company elected to contribute $177,571 during the year ended December 31, 2023.

Note 6 – Allowance for Credit Losses

The Company adopted the FASB ASC 326 standard effective January 1, 2023. The impact of the adoption was not considered material to the financial statements and primarily resulted in new/enhanced disclosures only.

Note 7 – Related Party Transactions
During the year, the Company made payments to E&C totaling $117,642 for access to a research service database, the use of facilities, and other services that are utilized by the Company and other affiliates of E&C. The total costs for these services are allocated among the E&C's subsidiaries in accordance with an expense sharing agreement. In addition, in the normal course of business and for administrative convenience, the Company advances payment of certain operating expenses on behalf of affiliated entities of the Company. During the year, the Company advanced $4,808 in such affiliate expense payments. As of December 31, 2023 the Company had a related party loan and receivables of $384,042.

Note 8 – Investments

The Company's investments are held in U.S. Treasury instruments. Securities are classified as held-to-maturity ("HTM"), and management has the intent and ability to hold until maturity. The purchase premiums and discounts for HTM securities are recognized in interest income over the contractual life of the security using the effective yield method. As of December 31, 2023, the Company held U.S. Treasury securities of $238,858.

Note 9 – Accrued Revenue

The Company accrues revenue for providing advisory services as our obligations are fulfilled but not yet billed as of December 31, 2023. The Company believes as of December 31, 2023 all accrued revenues are collectible. As of December 31, 2022 and December 31, 2023, respectively, the Company had accrued revenue of $419,610 and $112,686.

Note 10 – Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On December 31, 2023, the Company had net capital of $621,988 which was in excess of its required net capital of $172,731. The Company's ratio of aggregate indebtedness to net capital was 4.17 to 1.

The Company does not carry the accounts of its customers, and accordingly, is exempt from SEC Rule 15c3-3.

Note 11 – Subsequent Events
Management has evaluated subsequent events through March 26, 2024, the date on which the financial statements were available to be issued.